September 10, 2025

David Chan
Chief Financial Officer
Lanvin Group Holdings Limited
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

       Re: Lanvin Group Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 30, 2025
           File No. 001-41569
Dear David Chan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 September 10, 2025
Page 2
Form 20-F for the Fiscal Year Ended December 31, 2024
Item 3. Key Information
Risk Factors
We qualify as an "emerging growth company"..., page 44

1.     We note you disclose that you qualify as an emerging growth company
("EGC") and
       have elected not to opt out of the extended transition period for complying with new or revised accounting standards. Please be advised that the EGC accounting deferral election is not applicable to IFRS filers and revise your disclosures accordingly in future filings.
Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
131

2. Please revise future filings to indicate the framework used by management to evaluate the effectiveness of your internal controls over financial reporting. Refer to Item
       308(a)(2) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing